SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                                MARATHON BANCORP

                                (Name of Issuer)


                           Common Stock, no par value

                         (Title of Class of Securities)


                                   565757 10 1

                                 (CUSIP Number)


      Philip V. Oppenheimer, 119 West 57th Street, New York, New York 10019
                                 (212) 489-7527

      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 8, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Oppenheimer-Spence Financial Services Partnership LP.
        13-3747447

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

        NUMBER OF        7   Sole Voting Power:  224,897
        SHARES           8   Shared Voting Power:  0
        BENEFICIALLY     9   Sole Dispositive Power:  224,897
        OWNED BY        10   Shared Dispositive Power:  0
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        224,897

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.9%

    14  TYPE OF REPORTING PERSON:  PN

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Philip V. Oppenheimer
        ###-##-####

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  224,897
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  224,897
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        224,897

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.9%

    14  TYPE OF REPORTING PERSON:  IN

     This Amendment No. 1 to the Statement on Schedule 13D previously filed on April 25, 1997 by the reporting persons is intended to reflect the following amendments to Items 2, 3 and 5:

ITEM 2 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

ITEM 2.  Identity and Background.

     (a) The names of the persons filing this Statement are Oppenheimer-Spence Financial Services Partnership L.P., a Delaware limited partnership (the "Partnership") and Philip V. Oppenheimer. Oppvest LLC, a Delaware corporation, which is controlled by Philip V. Oppenheimer, is the general partner of the Partnership.

     (b)  The  principal   business  address  of  the  Partnership,   Philip  V.
Oppenheimer and Oppvest LLC is 119 West 57th Street, New York, New York 10019.

     (c) The principal business of the Partnership is to purchase, sell, trade and invest in securities. The principal business of Oppvest LLC is the furnishing of administrative support for the limited partnerships for which it is a general partner. The principal business of Philip V. Oppenheimer is to serve as an executive officer of Oppenheimer + Close, Inc. and as a general partner of the Partnership. Philip V. Oppenheimer is the principal executive officer, director and shareholder of Oppvest LLC.

     (d) During the last five years, none of the persons or entities listed in the response to Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the persons or entities listed in the response to Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Philip V. Oppenheimer is a citizen of the United States of America.

         For purposes of this filing and henceforth, Mr. John W. Spence III is no longer included as a reporting person due to the fact that Mr. Spence is no longer a general partner of the Partnership.

ITEM 3 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

Item 3. Source and Amount of Funds or Other Consideration.

     The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

     The Partnership used $65,344.26 from its margin account at Pershing to acquire 26,694 shares of the Issuer's Common Stock between December 14, 1994 and October 1, 1996.

     The Partnership used $150,000.00 of its own liquid funds to acquire 66,667 shares of the Issuer's Common Stock on April 15, 1997.

     The Partnership used $287,706.00 of its own liquid funds to acquire 131,536 shares of the Issuer's Common Stock on August 8, 1997.

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

Item 5.  Interest in Securities of the Issuer.

     (a) The Partnership owns 224,897 shares of the Issuer's Common Stock. Based upon 3,811,819 shares of the Issuer's Common Stock issued and outstanding on August 8, 1997, the Partnership's ownership represents 5.9% of the class. Philip
V. Oppenheimer and Oppvest LLC do not directly own any shares of the Issuer's Common Stock.

     (b) The Partnership has sole voting and dispositive power for the 224,897 shares of the Issuer it currently owns and Philip V. Oppenheimer and Oppvest LLC share voting and dispositive power with respect to shares owned by the Partnership.

     (c) During the past 60 days, the only transaction involving the Issuer's shares by the Reporting Persons was the purchase on August 8, 1997 by the Partnership, by means of a rights offering, of 131,536 shares of Common Stock which were acquired at a price of $2.187 per share.

     (d) No person other than the Partnership, acting through Philip V. Oppenheimer and Oppvest LLC as general partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by the Partnership.

     (e) Not applicable.

Item 7.  Materials Filed as Exhibits.

         Exhibit  1  -  Joint Filing Agreement dated September 12, 1997 among
                        Oppenheimer - Spence Financial Services Partnership L.P. and Philip V. Oppenheimer.

                                   SIGNATURES


     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.


                                                OPPENHEIMER - SPENCE FINANCIAL
                                                SERVICES PARTNERSHIP L.P.



Date:  September 12, 1997                       By: /s/ Philip V. Oppenheimer
                                                        General Partner


                                                PHILIP V. OPPEHHEIMER


Date:  September 12, 1997                       /s/ Philip V. Oppenheimer
                                                    Philip V. Oppenheimer

                                    EXHIBIT 1


               JOINT FILING AGREEMENT AMONG: PHILIP V. OPPENHEIMER AND OPPENHEIMER-SPENCE FINANCIAL SERVICES PARTNERSHIP L.P.


     Whereas, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

     NOW, THEREFORE, the parties hereto agree as follows:

     Philip V. Oppenheimer and Oppenheimer-Spence Financial Services Partnership L.P. do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file a statement on Schedule 13D relating to their ownership of the Common Stock of Marathon Bancorp and do hereby further agree that said statement shall be filed on behalf of each of them.



Dated September 12, 1997                    By:      /s/ Philip V. Oppenheimer
                                                         Philip V. Oppenheimer




For Oppenheimer-Spence Financial Services Partnership L.P.:



Dated September 12, 1997                    By:      /s/ Philip V. Oppenheimer
                                                         Philip V. Oppenheimer
                                                         General Partner